(formerly operating as Dejour Energy Inc.)

INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (UNAUDITED)

September 30, 2015

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)		September 30,	December 31,
(thousands of Canadian dollars)	Notes	2015	2014
		$	$
ASSETS
Current
Cash and cash equivalents		31	1,215
Accounts receivable		1,849	605
Prepaids and deposits		54	141
Current Assets		1,934	1,961
Non-current
Deposits		292	297
Exploration and evaluation assets	3	3,556	3,107
Property and equipment	4	20,959	17,909
Total Assets		26,741	23,274

LIABILITIES
Current
Bank credit facility	6	902	1,955
Accounts payable and accrued liabilities		1,531	3,515
Loans from related parties	7	6,800	-
Warrant liability	8	78	755
Derivative liability	9	-	216
Financial contract liability	11	3,872	-
Current Liabilities		13,183	6,441
Non-current
Decommissioning liability	10	3,832	3,709
Financial contract liability	11	-	2,739
Total Liabilities		17,015	12,889
SHAREHOLDERS' EQUITY
Share capital	12	97,147	97,132
Contributed surplus		10,417	9,674
Deficit		(101,323)	(98,042)
Accumulated other comprehensive income (loss)		3,485	1,621
Total Shareholders' Equity		9,726	10,385
Total Liabilities and Shareholders' Equity		26,741	23,274

Approved on behalf of the Board:

Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	1

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars, except per share amounts)	Notes	2015	2014	2015	2014
		$	$	$	$
REVENUES
Gross revenues		2,189	2,257	5,811	7,639
Royalties		(389)	(339)	(966)	(1,292)
Total Revenues, net of royalties	16	1,800	1,918	4,845	6,347

EXPENSES
Operating and transportation		768	875	2,526	3,256
General and administrative		429	759	1,630	2,375
Financing expenses		324	132	724	1,013
Stock based compensation		139	404	747	925
Foreign exchange loss (gain)		36	170	145	197
Loss on settlement of loan facility		-	-	-	388
Loss on disposal of E&E assets		-	-	-	389
(Gain) loss on disposal of property and equipment		-	(45)	6	(1,980)
Amortization, depletion and impairment losses	5	1,703	834	2,945	2,264
Change in fair value of warrant liability	8	(92)	(18)	(677)	686
Change in fair value of derivative liability	9	-	94	(216)	390
Loss on financial contract liability	11	103	338	299	338
Total Expenses		3,410	3,543	8,129	10,241

Income (loss) before other items		(1,610)	(1,625)	(3,284)	(3,894)
Other income		2	5	3	22

Income (loss) for the period		(1,608)	(1,620)	(3,281)	(3,872)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		954	538	1,864	702

Comprehensive income (loss)		(654)	(1,082)	(1,417)	(3,170)

Income (loss) per common share - basic and diluted(1)	14	(0.04)	(0.05)	(0.09)	(0.12)

(1) Basic and diluted income (loss) per common share based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 12).

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Capital	Surplus	Deficit	AOCI(L)*	Total
	$	$	$	$	$
Balance as at January 1, 2015	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options	11				11
Contributed surplus reallocated on exercise of options	4	(4)			-
Stock-based compensation		747			747
Loss			(3,281)		(3,281)
Foreign currency translation adjustment				1,864	1,864
Balance as at September 30, 2015	97,147	10,417	(101,323)	3,485	9,726

Balance as at January 1, 2014	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	1,922				1,922
Shares issued via acquisition of property, net of issuance costs	1,889				1,889
Issue of shares on exercise of options and warrants	2,232				2,232
Contributed surplus reallocated on exercise of warrants	70				70
Contributed surplus reallocated on exercise of options	746	(746)			-
Stock-based compensation		925			925
Loss			(3,872)		(3,872)
Foreign currency translation adjustment				702	702
Balance as at September 30, 2014	97,133	9,329	(94,711)	1,216	12,967

* Accumulated other comprehensive income (loss)

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended September 30		Nine months ended September 30
(thousands of Canadian dollars)	Notes	2015	2014	2015	2014
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		(1,608)	(1,620)	(3,281)	(3,872)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		1,703	834	2,945	2,264
Stock based compensation		139	404	747	925
Non-cash financing expenses		147	81	426	886
Non-cash foreign exchange on financial contract liability		236	194	447	208
Loss on settlement of loan facility		-	-	-	388
Loss on disposal of E&E assets		-	-	-	389
(Gain) loss on disposal of property and equipment		-	(45)	6	(1,980)
Change in fair value of derivative liability		-	94	(216)	390
Change in fair value of warrant liability		(92)	(18)	(677)	686
Amortization of deferred leasehold inducement		-	(12)	-	(17)
Loss on financial contract liability		103	338	299	338
Cash flows from (used in) operations		628	250	696	605
Changes in operating working capital	14	(30)	(759)	(3)	(1,059)
Total Cash Flows from (used in) Operating Activities		598	(509)	693	(454)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		-	20	5	(12)
E&E expenditures		(31)	(11)	(50)	(95)
Additions to property and equipment		(2,611)	(112)	(4,452)	(1,368)
Proceeds from sale of E&E assets		-	-	-	412
Proceeds from sale of property and equipment		-	-	-	4,136
Changes in investing working capital	14	2,248	(248)	(3,139)	(617)
Total Cash Flows from (used in) Investing Activities		(394)	(351)	(7,636)	2,456
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(660)	(270)	(1,052)	(610)
Advance (repayment) of loans from related parties		300	-	6,800	-
Advance (repayment) of loan facility		-	-	-	(3,820)
Advance (repayment) of financial contract liability		-	(105)	-	(763)
Shares issued on exercise of warrants and options		-	602	-	2,232
Shares issued for cash, net of share issue costs		11	1,541	11	2,226
Changes in financing working capital	14	-	4	-	52
Total Cash Flows from (used in) Financing Activities		(349)	1,772	5,759	(683)

CHANGE IN CASH AND CASH EQUIVALENTS		(145)	912	(1,184)	1,319
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		176	912	1,215	505

CASH AND CASH EQUIVALENTS, END OF PERIOD		31	1,824	31	1,824

Supplemental cash flow information - Note 14

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), under the symbol “DXI.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on November 4, 2015.

NOTE 2 – BASIS OF PRESENTATION

(a)    Basis of presentation

The interim condensed consolidated financial statements for the nine months period ended September 30, 2015 have been prepared in accordance with IAS 33 Earnings per Share and IAS 34 Interim Financial Reporting.

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2014.

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $11.2 million, which includes a Credit Facility in DEAL of $0.9 million and loans from related parties of $6.8 million with repayment due in December 2015, and accumulated deficit of $101.3 million. Excluding the non-cash warrant liability of $0.1 million, the adjusted working capital deficiency was $11.1 million.

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at September 30, 2015, the maximum amount of the credit facility was $1.4 million of which $902,000 was drawn. As at September 30, 2015, DEAL was in compliance with its working capital ratio requirement.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital in 2015 to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)    Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities that are measured at fair value, as explained in the accounting policies in the Company’s annual consolidated financial statements.

(d)    Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e)    Functional and presentation currency

Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Cost:
Balance at January 1, 2014	70	18,298	18,368
Additions	4	116	120
Change in decommissioning provision	192	-	192
Disposals	-	(3,758)	(3,758)
Foreign currency translation and other	-	1,192	1,192
Balance at December 31, 2014	266	15,848	16,114
Additions	2	48	50
Change in decommissioning provision	2	-	2
Foreign currency translation and other	-	2,359	2,359
Balance at September 30, 2015	270	18,255	18,525

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2014	-	(15,087)	(15,087)
Impairment losses	-	(88)	(88)
Disposals	-	3,028	3,028
Foreign currency translation and other	-	(860)	(860)
Balance at December 31, 2014	-	(13,007)	(13,007)
Impairment losses (Note 5)	-	(30)	(30)
Foreign currency translation and other	-	(1,932)	(1,932)
Balance at September 30, 2015	-	(14,969)	(14,969)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Interests	Interests	Total
	$	$	$
Carrying amounts:
At December 31, 2014	266	2,841	3,107
At September 30, 2015	270	3,286	3,556

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the nine months ended September 30, 2015, the Company capitalized $20,000 (September 30, 2014 – $92,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its Canadian and U.S. oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at September 30, 2015.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370
Additions	1,045	3,406	1	4,452
Change in decommissioning provision	50	12	-	62
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	1,623	(4)	1,619
Balance at September 30, 2015	33,276	15,011	178	48,465

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2014	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion	(2,447)	(402)	(18)	(2,867)
Impairment losses	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)
Amortization and depletion (Note 5)	(1,875)	(34)	(6)	(1,915)
Impairment losses (Note 5)	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(167)	4	(163)
Balance at September 30, 2015	(26,215)	(1,133)	(158)	(27,506)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2014	8,841	9,038	30	17,909
At September 30, 2015	7,061	13,878	20	20,959

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 – PROPERTY AND EQUIPMENT (continued)

During the nine months ended September 30, 2015, the Company capitalized $123,000 (September 30, 2014 – $80,000) of general and administrative costs related to its Canadian oil and gas interests. During the nine months ended September 30, 2015, the Company capitalized $60,000 (September 30, 2014 – $247,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its U.S. oil and gas interests at September 30, 2015. The Company recorded an impairment charge of $1,000,000 in determining the carrying value of its Canadian oil and gas interests at September 30, 2015. The charge reflects recent worldwide declines in oil prices partially offset by a 69% increase in related oil production.

NOTE 5 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Nine months ended September 30
	2015	2014
	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 3)	30	88

Property and Equipment (D & P assets)
Amortization and depletion (Note 4)	1,915	2,176
Impairment losses (Note 4)	1,000	-
	2,945	2,264

NOTE 6 – BANK CREDIT FACILITY

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, DEAL renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at September 30, 2015, the maximum amount of the credit facility was $1.4 million of which $902,000 was drawn.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at September 30, 2015, DEAL was in compliance of its working capital ratio requirement.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES

(a)    Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015 and September 28, 2015, the Company issued a promissory note for up to $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note becomes due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $4.5 million had been advanced to the Company.

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015, the Company issued a promissory note for up to $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 7(a)). The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $2.0 million had been advanced to the Company.

(c)    Loan from a director and officer of the Company and his spouse

On September 15, 2015, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan are repayable on or before December 31, 2015. As at September 30, 2015, $300,000 had been advanced to the Company.

NOTE 8 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2014	4,259,545	324
Granted, investor warrants	1,200,000	355
Warrants expired	(1,540,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	3,919,545	755
Change in fair value	-	(677)
Balance at September 30, 2015	3,919,545	78

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – DERIVATIVE LIABILITY

An embedded derivative liability in the amount of $Nil related to 1,318,333 incentive share purchase warrants attached to the original $3.5 million loan facility (repaid in full on June 30, 2014) was realized in full with the expiry of the warrants on July 22, 2015.

The derivative liability was carried at fair value through profit and loss and the instrument was re-measured at each reporting date using an option pricing model. For the nine months ended September 30, 2015, the Company recorded an unrealized gain on the derivative liability of $216,000 (nine months ended September 30, 2014 - $390,000 loss). The following key inputs to obtain the valuation:

As at	September 30, 2015	December 31, 2014
Exercise price	$1.20	$1.20
Share price	$0.85	$1.05
Expected volatility	23%	69%
Expected life	0.1 year	0.6 year
Dividends	0.0%	0.0%
Risk-free interest rate	0.5%	1.0%

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2014	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred and other	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
Change in estimated future cash flows	52	5	57
Additions	-	8	8
Actual costs incurred and other	-	19	19
Unwinding of discount	37	2	39
Balance at September 30, 2015	3,686	146	3,832

(1) relates to property and equipment (note 4)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at September 30, 2015:
Discount rate	1.42%	2.21%
Inflation rate	2.00%	2.00%

As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,070,000), net of the present value of the residual reserves ($3,198,000), or $3,872,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$306)	408
Foreign exchange loss	426
3,573
Add: Adjustment to financial contract liability (US$234)	299
Balance at September 30, 2015 (US$2,901)	3,872

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$of shares
Balance at January 1, 2014	29,783,274	90,274
Issue of shares on exercise of warrants and options	2,177,153	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	1,920,000	1,890
Shares issued via private placement, net of issuance costs	2,600,000	1,920
Balance at December 31, 2014	36,480,427	97,132
Issue of shares on exercise of options	14,295	11
Contributed surplus reallocated on exercise of options	-	4
Adjustment due to fractional rounding	(371)	-
Balance at September 30, 2015	36,494,351	97,147

On October 30, 2015, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a) Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2014	2,124,500	1.00
Options granted	3,397,801	1.25
Options exercised (Note 12)	(2,037,153)	1.00
Options forfeited	(510,828)	1.00
Options expired	(34,000)	1.00
Balance at December 31, 2014	2,940,320	1.25
Options granted	694,295	0.80
Options exercised (Note 12)	(14,295)	0.80
Options forfeited	(7,863)	1.30
Balance at September 30, 2015	3,612,457	1.20

Details of the stock options as at September 30, 2015 are as follows:

	Outstanding			Exercisable
	Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.75 to $0.90	691,250	0.80	1.49	691,250	0.80	1.49
$1.00 to $1.25	656,250	1.00	3.01	535,625	1.00	3.01
$1.30	1,652,517	1.30	1.53	1,180,370	1.30	1.53
$1.45	612,440	1.45	1.88	382,775	1.45	1.88
	3,612,457	1.20	1.85	2,790,020	1.15	1.85

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the nine months ended September 30	2015	2014

Fair value at grant date	$ 0.25	$ 0.70

Exercise price	$ 0.80	$ 1.45
Share price	$ 0.80	$ 1.45
Expected volatility	76.85%	89.32%
Expected option life	1.12 years	2.06 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	1.07%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.37% (2014 – 6.16%) is used when recording stock based compensation.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants (continued)

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2014	7,268,860	2.00
Warrants granted	1,200,000	2.05
Warrants exercised	(140,000)	1.20
Warrants expired	(2,362,410)	2.45
Balance at December 31, 2014	5,966,450	2.10
Warrants expired	(1,318,333)	1.20
Balance at September 30, 2015	4,648,117	2.50

Details of the share purchase warrants as at September 30, 2015 are as follows:

	Outstanding			Exercisable
	Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.40	728,571	2.00	0.13	728,571	2.00	0.13
$0.35 US	1,200,000	2.35	0.25	1,200,000	2.35	0.25
$0.40 US	2,719,546	2.65	1.68	2,719,546	2.65	1.68
	4,648,117	2.50	1.07	4,648,117	2.50	1.07

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 14 – SUPPLEMENTAL INFORMATION

(a) Changes in working capital consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	$	$	$	$
Changes in non-cash working capital:
Accounts receivable	2,557	460	(1,244)	(52)
Prepaids and deposits	14	(56)	87	(48)
Accounts payable and accrued liabilities	(353)	(1,407)	(1,985)	(1,524)
	2,218	(1,003)	(3,142)	(1,624)
Comprised of:
Operating activities	(30)	(759)	(3)	(1,059)
Investing activities	2,248	(248)	(3,139)	(617)
Financing activities	-	4	-	52
	2,218	(1,003)	(3,142)	(1,624)
Other cash flow information:
Cash paid for interest	147	36	259	364
Income taxes paid	-	-	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SUPPLEMENTAL INFORMATION (continued)

(b) Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Weighted average common shares outstanding
Basic	36,493,480	35,647,748	36,489,643	32,150,888
Diluted	36,493,480	35,647,748	36,489,643	32,150,888

NOTE 15 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2015 and 2014, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $355,000 (2014 - 628,000) and non-cash stock-based compensation expense of $473,000 (2014 - $612,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2015 is $200,000 (December 31, 2014 - $200,000) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2014 - $14,000) received from the companies controlled by officers of the Company for rental income.

(c)

Included in financing expenses is $193,000 (2014 - $Nil) paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company for the interest expenses related to the loans from related parties (note 7).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2015	2014	2015	2014	2015	2014
	$	$	$	$	$	$
Three months ended September 30
Revenues	1,776	1,222	24	696	1,800	1,918
Segmented income (loss)	(1,287)	(2,150)	(321)	530	(1,608)	(1,620)
Amortization, depletion and impairment losses	1,691	553	12	281	1,703	834
Interest expense	147	36	134	64	281	100
Capital expenditures	130	2,084	2,517	34	2,647	2,118

Nine months ended September 30
Revenues	4,758	4,783	87	1,564	4,845	6,347
Segmented income (loss)	(2,078)	(4,122)	(1,203)	250	(3,281)	(3,872)
Amortization, depletion and impairment losses	2,880	1,784	65	480	2,945	2,264
Interest expense	259	628	387	320	646	948
Capital expenditures	1,048	4,564	3,464	339	4,512	4,903

NOTE 17 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

NOTE 18 – SUBSEQUENT EVENT

On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. In conjunction with the name change, the Company consolidated its common shares on a 1 for 5 basis.

The share consolidation is effective October 30, 2015. However, in accordance with IAS 33, the Company’s share capital, stock options, share purchase warrants and warrant liability as at September 30, 2015, together with basic and diluted loss per share for the current and comparative periods have been presented based on the post-consolidation number of shares.